February 17, 2017	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

VIA EDGAR AND EMAIL

Mr. Edward Rubinstein

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statements on Form N-14 of EQ Advisors Trust (File No. 333-215584) and AXA Premier VIP Trust (File No. 333-215585)

Dear Mr. Rubinstein:

On behalf of EQ Advisors Trust and AXA Premier VIP Trust (each a “Trust” and together the “Trusts”), set forth below are the additional comments that you provided on February 16, 2017 concerning the initial Registration Statements on Form N-14 (“Registration Statements”) of each Trust, which were filed with the U.S. Securities and Exchange Commission on January 17, 2017. The Registration Statement of EQ Advisors Trust was filed in connection with the following reorganizations (1) the All Asset Aggressive-Alt 25 Portfolio, All Asset Aggressive-Alt 50 Portfolio, and All Asset Aggressive-Alt 75 Portfolio, each a series of EQ Advisors Trust, and the CharterSM Alternative 100 Moderate Portfolio, a series of AXA Premier VIP Trust, each into the All Asset Growth-Alt 20 Portfolio, a series of EQ Advisors Trust; (2) the CharterSM Income Strategies Portfolio and CharterSM Interest Rate Strategies Portfolio, each a series of AXA Premier VIP Trust, each into the AXA/DoubleLine Opportunistic Core Plus Bond Portfolio, a series of EQ Advisors Trust; (3) the CharterSM Real Assets Portfolio, a series of AXA Premier VIP Trust, into the EQ/PIMCO Global Real Return Portfolio, a series of EQ Advisors Trust; and (4) the AXA/Pacific Global Small Cap Value Portfolio, a series of EQ Advisors Trust, into the AXA/Horizon Small Cap Value Portfolio, also a series of EQ Advisors Trust. The Registration Statement of AXA Premier VIP Trust was filed in connection with the reorganization of the CharterSM International Moderate Portfolio, a series of AXA Premier VIP Trust, into the CharterSM Moderate Portfolio, also a series of AXA Premier VIP Trust. Your comments are set forth in italics and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statements.

1.

On page 99, in the second full paragraph, the first sentence states, “The Manager may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within three years of the payment or waiver being made and the combination of a Portfolio’s expense ratio and such reimbursements do not exceed a Portfolio’s expense cap.” Please consider revising this paragraph to

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February 16, 2017

clarify that (1) the expense limitation arrangement is the current arrangement of the Acquired Portfolios and will not continue after they are reorganized; and (2) if the Acquired Portfolios are reorganized, the Manager will not recoup any amounts for fees waived or reimbursed with respect to the Acquired Portfolios prior to their reorganization.

Response: The Trusts have made the requested changes. The following disclosure is included in the referenced paragraph: “The expense limitation described above for the Acquired Portfolios is the current arrangement of the Acquired Portfolios and will not continue if their Reorganizations are approved. If the Acquired Portfolios are reorganized, the Manager will forgo the recoupment of any amounts waived or reimbursed with respect to the Acquired Portfolios prior to their Reorganizations.”

2.

In the first sentence of the fourth paragraph under the section “Voting Rights” on page 132 of the proxy statement/prospectus, please explain the meaning of the phrase “to the extent required by applicable law” or explain why Contractholders would not be entitled to be present and provide voting instructions for the Acquired Portfolios at the Meeting.

Response: The Trusts have revised the first sentence in the fourth paragraph under the heading “Voting Rights” to read as follows:

Contractholders with amounts allocated to an Acquired Portfolio on its respective Record Date will be entitled to be present and provide voting instructions for the Portfolio at the Meeting with respect to shares held indirectly as of the Record Date~~, to the extent required by applicable law~~.

The Trusts have made similar deletions in the “Contractholder Voting Instructions” section.

3.

Please explain supplementally why disclosure relating to broker non-votes is included in a proxy statement/prospectus provided to Contractholders of a variable insurance product fund. If such disclosure is not relevant, please delete the disclosure.

Response: The disclosure relating to broker non-votes is inapplicable and has been deleted. The third paragraph under the heading “Voting Information — Required Shareholder Vote” has been revised as follows:

Abstentions ~~and broker non-votes (i.e., shares held by brokers who do not have discretionary authority to vote on a particular matter and for which the brokers have not received voting instructions from their customers)~~ are counted as shares present at the Meeting in determining whether a quorum is present but do not count as votes cast for or against a Proposal. Therefore, abstentions ~~and broker non-votes~~ will have the same effect as a vote “against” a Proposal because each Proposal requires the affirmative vote of a specified majority of the applicable Acquired Portfolio’s outstanding voting securities.

February 16, 2017

4.	In the section “Voting Information — Required Shareholder Vote” please state that a quorum will be reached due to AXA’s ownership.

Response: The Trusts have included the following disclosure in this section: “A quorum will be reached due to AXA Equitable’s direct or indirect ownership of each Trust’s shares, as described below.”

5.

At the end of the paragraph titled “Solicitation of Proxies and Voting Instructions” please provide an estimate of the costs of the Reorganizations and the percentage allocated to each Acquired Portfolio.

Response: The Trusts have added the following disclosure: “The cost of the Reorganizations is estimated to be $300,000, which will be allocated equally among the Acquired Portfolios.

6.	Please include the undertaking required by Rule 484(b)(3) under the Securities Act of 1933 in Item 15 of Part C.

Response: Each Trust will include the required undertaking in its amended Registration Statement on Form N-14.

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If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9351 or my colleague, Fatima Sulaiman, at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosures

cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
AXA Equitable Funds Management Group LLC

Fatima Sulaiman
K&L Gates LLP